SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No.8)*


                         APPLEBEE'S INTERNATIONAL, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  037899 10 1
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097899 10 1                 13G                      Page 2 of 4 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Abe J. Gustin, Jr. (###-##-####)
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION



       United States of America
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             1,876,440
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,500,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,500,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       4.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 3 of 4 Pages





Item 1.     (a)   Name of Issuer:
                    Applebee's International, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                    4551 W. 107th Street, Suite 100
                    Overland Park, Kansas  66207

Item 2.     (a)   Name of Person Filing:
                    Abe J. Gustin, Jr.

            (b)   Address of Principal Business Office:
                    4551 W. 107th Street, Suite 100
                    Overland Park, Kansas  66207

            (c)   Citizenship:
                    United States of America

            (d)   Title of Class of Securities:
                    Common Stock

            (e)   CUSIP Number:
                    037899 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

                                                               Page 4 of 4 Pages



Item 4.     Ownership.

            (a)  1,500,000
            (b)  4.8%
            (c)  (i)     0
                 (ii)    1,876,440
                 (iii)   1,500,000
                 (iv)    0

Item 5.     Ownership of Five Percent or Less of a Class.
               This statement is being filed to report that during fiscal year 1996 the reporting person ceased to be the beneficial owner of more than 5% of the outstanding common stock of Applebee's International, Inc. At December 31, 1996, the reporting person was the beneficial owner of 4.8% of the outstanding common stock of Applebee's International, Inc.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
               Not applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
               Not applicable

Item 8.     Identification and Classification of Members of the Group.
               The reporting person is a party to a Voting Agreement dated July 15, 1989, with respect to shares owned by Ronald B. Reck. The Voting Agreement and Amendment have been previously filed. However, the reporting person hereby disclaims any beneficial interest in the shares of the other member of the group and further denies that said member has any beneficial ownership of his shares except as provided in the attached agreement.

Item 9.     Notice of Dissolution of Group.
               Not applicable

Item 10.    Certification.

               Not applicable




                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997

By: /s/ Abe J. Gustin, Jr.
   -------------------------------